Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Macerich Company

Santa Monica, California

We consent to the use of our reports dated February 24, 2017, with respect to the consolidated balance sheets of The Macerich Company as of December 31, 2016 and 2015, and the related consolidated statements of operations, equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule III – Real Estate and Accumulated Depreciation, and the effectiveness of internal control over financial reporting as of December 31, 2016 incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

KPMG LLP
Los Angeles, California
August 10, 2017